AM 6/27/2002

TC 6/26

02023004

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . . 12.00	

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC MAIL PROCESSING RECEIVED JUN 18 2002 WASH, D.C. 155 SECTION

SEC FILE NUMBER
8- 45065

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fidelity National Capital Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Corporate Square, 7th Floor

(No. and Street)

Atlanta, GA 30329-2014

(City) (State) (Zip Code)

PROCESSED
JUL 01 2002
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chetan Boal - President 404-639-6767

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name — *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800 Atlanta GA 30308

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AM 6/27/2002

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

AM 6/27/02

OATH OR AFFIRMATION

I, Chetan Boal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fidelity National Capital Investors, INc., as of 12/31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

LINDA JORDAN
Notary Public, DeKalb County, Georgia
My Commission Expires March 13, 2006

[signature]
Notary Public

[signature]
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital (revised)
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Schedule I - Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2001

Computation of Net Capital		
Total shareholder's equity from Statement of Financial Condition	$	**349,881**
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment, net		**26,472**
Taxes receivable from Parent		**63,446**
Prepaid expenses and other assets		**73,358**
Excess cash held at affiliated bank		**159,190**
Total deductions and charges		**322,466**
Net capital before haircuts on securities positions		**27,415**
Haircuts on securities:		
Total haircuts		**–**
Net capital	$	**27,415**
Computation of Aggregate Indebtedness		
Accounts payable		**142,084**
Accrued commissions		**16,283**
Other liabilities		**3,859**
Total aggregate indebtedness	$	**162,226**

Fidelity National Capital Investors, Inc.
(a wholly owned subsidiary of Fidelity National Corporation)

Schedule I - Computation of Net Capital Under SEC Rule 15c3-1
(continued)

December 31, 2001

Computation of Basic Net Capital Requirement	
Minimum net capital required based on aggregate indebtedness	**$ 10,815**
Minimum dollar requirement	**53,333**
Net capital requirement	**53,333**
Net capital deficiency	**$ (25,918)**
Ratio: Aggregate indebtedness to net capital	**5.92 to 1**

There were no material differences between this computation of net capital and the corresponding computation prepared by the Company included in Part IIA of Form X-17A-5, as of December 31, 2001.

The Company's net capital deficiency at December 31, 2001 was due to the non-allowance of excess cash on deposit at Fidelity National Bank. According to the NASD Guide to Rule Interpretations, cash deposits with a parent or affiliated bank are allowable assets for net capital purposes only to the extent that the deposits represent normal day-to-day operating balances. Normal day-to-day operating balances have been clarified to mean four weeks of usual and routine expenses. Upon notification of the net capital computation interpretation, the Company immediately rectified the deficiency by transferring the excess cash on deposit at Fidelity National Bank to an unaffiliated financial institution.